UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            Baseline Oil & Gas Corp.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    069827103
                                 (CUSIP Number)

                                 October 1, 2007
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 Pages

CUSIP No. 069827103                  13G                  Page 2 of 16 Pages
-------------------------------------------------------------------------------
      (1)   NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Ramius Capital Group, L.L.C.            13-3937658
-------------------------------------------------------------------------------
      (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
            INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
      (3)   SEC USE ONLY
-------------------------------------------------------------------------------
      (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF  (5)  SOLE VOTING POWER
                $1,500,000 principal amount of 14% Senior
SHARES          Subordinated Convertible Secured Notes due 2013
                convertible into 2,083,500 shares of Common Stock
               -----------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    $1,500,000 principal amount of 14% Senior
REPORTING           Subordinated Convertible Secured Notes due 2013
                    convertible into 2,083,500 shares of Common Stock
              -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    0
-------------------------------------------------------------------------------
      (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,500,000 principal amount of 14% Senior Subordinated
            Convertible Secured Notes due 2013 convertible into 2,083,500 shares of Common Stock
-------------------------------------------------------------------------------
      (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
-------------------------------------------------------------------------------
      (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.93%
--------------------------------------------------------------------------------
      (12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
-------------------------------------------------------------------------------

CUSIP No. 069827103                  13G                  Page 3 of 16 Pages
-------------------------------------------------------------------------------
      (1)   NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Ramius Advisors, L.L.C.
-------------------------------------------------------------------------------
      (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
            INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
      (3)   SEC USE ONLY
-------------------------------------------------------------------------------
      (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF  (5)  SOLE VOTING POWER
                $525,000 principal amount of 14% Senior
SHARES          Subordinated Convertible Secured Notes due 2013
                convertible into 729,225 shares of Common Stock
               -----------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    $525,000 principal amount of 14% Senior
REPORTING           Subordinated Convertible Secured Notes due 2013
                    convertible into 729,225 shares of Common Stock
              -----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    0
-------------------------------------------------------------------------------
      (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $525,000 principal amount of 14% Senior Subordinated
            Convertible Secured Notes due 2013 convertible into 729,225 shares of Common Stock
-------------------------------------------------------------------------------
      (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
-------------------------------------------------------------------------------
      (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            2.16%
--------------------------------------------------------------------------------
      (12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-------------------------------------------------------------------------------

CUSIP No. 069827103                  13G                  Page 4 of 16 Pages

-------------------------------------------------------------------------------
      (1)   NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            RCG Latitude Master Fund, Ltd.
--------------------------------------------------------------------------------
      (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
            INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
      (3)   SEC USE ONLY
-------------------------------------------------------------------------------
      (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    $975,000 principal amount of 14% Senior Subordinated
SHARES              Convertible Secured Notes due 2013 convertible into
                    1,354,275 shares of Common Stock
               -----------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    $975,000 principal amount of 14% Senior Subordinated
                    Convertible Secured Notes due 2013 convertible into
REPORTING           1,354,275 shares of Common Stock
               ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    0
-------------------------------------------------------------------------------
      (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $975,000 principal amount of 14% Senior Subordinated
            Convertible Secured Notes due 2013 convertible into
            1,354,275 shares of Common Stock
-------------------------------------------------------------------------------
      (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
-------------------------------------------------------------------------------
      (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            3.94%
-------------------------------------------------------------------------------
      (12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-------------------------------------------------------------------------------

CUSIP No. 069827103                  13G                  Page 5 of 16 Pages

-------------------------------------------------------------------------------
      (1)   NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            RCG PB, Ltd.
-------------------------------------------------------------------------------
      (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
      (3)   SEC USE ONLY
-------------------------------------------------------------------------------
      (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    $525,000 principal amount of 14% Senior Subordinated
                    Convertible Secured Notes due 2013 convertible into 729,225
SHARES              shares of Common Stock
               ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    $525,000 principal amount of 14% Senior Subordinated
                    Convertible Secured Notes due 2013 convertible into 729,225
REPORTING           shares of Common Stock
               ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    0
-------------------------------------------------------------------------------
      (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $525,000 principal amount of 14% Senior Subordinated
            Convertible Secured Notes due 2013 convertible into
            729,225 shares of Common Stock
-------------------------------------------------------------------------------
      (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
-------------------------------------------------------------------------------
      (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            2.16%
-------------------------------------------------------------------------------
      (12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO

CUSIP No. 069827103                  13G                  Page 6 of 16 Pages

-------------------------------------------------------------------------------
      (1)   NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            C4S & Co., L.L.C.            13-3946794
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    $1,500,000 principal amount of 14% Senior Subordinated
SHARES              Convertible Secured Notes due 2013 convertible into
                    2,083,500 shares of Common Stock
               ----------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    $1,500,000 principal amount of 14% Senior
                    Subordinated Convertible Secured Notes due 2013
REPORTING           convertible into 2,083,500 shares of Common Stock
                ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-------------------------------------------------------------------------------
      (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,500,000 principal amount of 14% Senior Subordinated
            Convertible Secured Notes due 2013 convertible into
            2,083,500 shares of Common Stock
-------------------------------------------------------------------------------
      (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                        [ ]
-------------------------------------------------------------------------------
      (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.93%
-------------------------------------------------------------------------------
      (12)  TYPE OF REPORTING PERSON **
            OO
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 069827103                  13G                  Page 7 of 16 Pages

-------------------------------------------------------------------------------
      (1)   NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Peter A. Cohen
-------------------------------------------------------------------------------
      (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
      (3)   SEC USE ONLY
-------------------------------------------------------------------------------
      (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $1,500,000 principal amount of 14% Senior
OWNED BY            Subordinated Convertible Secured Notes due 2013
                    convertible into 2,083,500 shares of Common Stock
               ----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $1,500,000 principal amount of 14% Senior
                    Subordinated Convertible Secured Notes due 2013
                    convertible into 2,083,500 shares of Common Stock
-------------------------------------------------------------------------------
      (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,500,000 principal amount of 14% Senior Subordinated
            Convertible Secured Notes due 2013 convertible into
            2,083,500 shares of Common Stock
-------------------------------------------------------------------------------
      (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                        [ ]
-------------------------------------------------------------------------------
      (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.93%
-------------------------------------------------------------------------------
      (12)  TYPE OF REPORTING PERSON **
            IN



                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 069827103                  13G                  Page 8 of 16 Pages

-------------------------------------------------------------------------------
      (1)   NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Morgan B. Stark
-------------------------------------------------------------------------------
      (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
      (3)   SEC USE ONLY
-------------------------------------------------------------------------------
      (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $1,500,000 principal amount of 14% Senior
                    Subordinated Convertible Secured Notes due 2013
OWNED BY            convertible into 2,083,500 shares of Common Stock
               ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $1,500,000 principal amount of 14% Senior
                    Subordinated Convertible Secured Notes due 2013
                    convertible into 2,083,500 shares of Common Stock
-------------------------------------------------------------------------------
      (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,500,000 principal amount of 14% Senior Subordinated
            Convertible Secured Notes due 2013 convertible into
            2,083,500 shares of Common Stock
-------------------------------------------------------------------------------
      (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                        [ ]
-------------------------------------------------------------------------------
      (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.93%
-------------------------------------------------------------------------------
      (12)  TYPE OF REPORTING PERSON **
            IN
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 069827103                  13G                  Page 9 of 16 Pages

-------------------------------------------------------------------------------
      (1)   NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Thomas W. Strauss
-------------------------------------------------------------------------------
      (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
      (3)   SEC USE ONLY
-------------------------------------------------------------------------------
      (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

               (6)  SHARED VOTING POWER
BENEFICIALLY        $1,500,000 principal amount of 14% Senior
                    Subordinated Convertible Secured Notes due 2013
OWNED BY            convertible into 2,083,500 shares of Common Stock
               ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $1,500,000 principal amount of 14% Senior
                    Subordinated Convertible Secured Notes due 2013
                    convertible into 2,083,500 shares of Common Stock
-------------------------------------------------------------------------------
      (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,500,000 principal amount of 14% Senior Subordinated
            Convertible Secured Notes due 2013 convertible into
            2,083,500 shares of Common Stock
-------------------------------------------------------------------------------
      (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                        [ ]
-------------------------------------------------------------------------------
      (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.93%
-------------------------------------------------------------------------------
      (12)  TYPE OF REPORTING PERSON **
            IN
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 069827103                  13G                  Page 10 of 16 Pages

-------------------------------------------------------------------------------
      (1)   NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Jeffrey M. Solomon
-------------------------------------------------------------------------------
      (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
      (3)   SEC USE ONLY
-------------------------------------------------------------------------------
      (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

               (6)  SHARED VOTING POWER
BENEFICIALLY        $1,500,000 principal amount of 14% Senior
                    Subordinated Convertible Secured Notes due 2013
OWNED BY            convertible into 2,083,500 shares of Common Stock
               ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $1,500,000 principal amount of 14% Senior
                    Subordinated Convertible Secured Notes due 2013
                    convertible into 2,083,500 shares of Common Stock
-------------------------------------------------------------------------------
      (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,500,000 principal amount of 14% Senior Subordinated
            Convertible Secured Notes due 2013 convertible into
            2,083,500 shares of Common Stock
-------------------------------------------------------------------------------
      (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                        [ ]
-------------------------------------------------------------------------------
      (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.93%
--------------------------------------------------------------------------------
      (12)  TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

CUSIP No. 069827103                  13G                  Page 11 of 16 Pages

--------------------------------------------------------------------------------
Item 1.

(a)  Name of Issuer

            Baseline Oil & Gas Corp., a Nevada corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

            11811 North Freeway (I-45), Suite 200
            Houston, Texas 77060

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            RAMIUS CAPITAL GROUP, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: Delaware

            RAMIUS ADVISORS, LLC
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York  10017
            Citizenship:  Delaware

            RCG LATITUDE MASTER FUND, LTD.
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: Cayman Islands

            RCG PB, LTD.
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: Cayman Islands

            C4S & CO., L.L.C.
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: Delaware

            PETER A. COHEN
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: United States

            MORGAN B. STARK
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: United States

            THOMAS W. STRAUSS
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: United States

            JEFFREY M. SOLOMON
            c/o Ramius Capital Group, L.L.C.
            666 Third Avenue, 26th Floor
            New York, New York 10017
            Citizenship: United States

CUSIP No. 069827103                  13G                  Page 12 of 16 Pages
--------------------------------------------------------------------------------

Item 2(d)   Title of Class of Securities

            Common Stock, $0.001 par value per share (the "Common Stock")

Item 2(e)   CUSIP Number

            069827103

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

     As of October 1, 2007, (i) RCG Latitude Master Fund, Ltd., a Cayman Islands company ("RCG Latitude"), directly or indirectly held $1,950,000 principal amount of 14% Senior Subordinated Convertible Secured Notes due 2013 (the "Notes") convertible into 2,708,550 shares of Common Stock, (ii) RCG PB, Ltd., a Cayman Islands company ("RCG PB"), directly or indirectly held $1,050,000 principal amount of Notes due 2013 convertible into 1,458,450 shares of Common Stock, (iii) Ramius Advisors, a Delaware limited liability company ("Ramius Advisors") may have been deemed to beneficially own the 1,458,450 shares of Common Stock directly or indirectly held by RCG PB and (iv) each of Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius Capital"), C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), Peter A. Cohen ("Mr. Cohen"), Morgan B. Stark ("Mr. Stark"), Thomas W. Strauss ("Mr. Strauss") and Jeffrey M. Solomon ("Mr. Solomon") may have been deemed to beneficially own all shares of Common Stock directly or indirectly held by RCG Latitude and RCG PB, an aggregate number of 4,167,000 shares of Common Stock.

     On October 5, 2007, (i) RCG Latitude sold $975,000 principal amount of the Notes convertible into 1,354,275 shares of Common

CUSIP No. 069827103                  13G                  Page 13 of 16 Pages
--------------------------------------------------------------------------------

Stock and (ii) RCG PB sold $525,000 principal amount of the Notes convertible into 729,225 shares of Common Stock. Therefore, as of the date hereof, (i) RCG Latitude directly or indirectly holds $975,000 principal amount of the Notes convertible into 1,354,275 shares of Common Stock, (ii) RCG PB directly or indirectly holds $525,000 principal amount of Notes due 2013 convertible into 729,225 shares of Common Stock, (iii) Ramius Advisors may be deemed to beneficially own the 729,225 shares of Common Stock directly or indirectly held by RCG PG and (iv) each of Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed to beneficially own all shares of Common Stock directly or indirectly held by RCG Latitude and RCG PB, an aggregate number of 2,083,500 shares of Common Stock.

      Note: Ramius Advisors is the investment advisor of RCG PB and has the power to direct some of the affairs of RCG PB, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock. Ramius Capital is the investment advisor of RCG Latitude and the sole member of Ramius Advisors and has the power to direct some of the affairs of RCG Latitude and Ramius Advisors, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock. C4S is the managing member of Ramius Capital and in that capacity directs its operations. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon are the managing members of C4S and in that capacity direct its operations. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. In addition, each of Ramius Capital, Ramius Advisors, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon disclaims beneficial ownership of the shares of Common Stock held by RCG Latitude and RCG PB and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(b)  Percent of class:

     Based on the quarterly report on Form 10-Q filed by the Company on August 14, 2007, there were 33,054,150 shares of Common Stock outstanding as of August 9, 2007. Therefore, (I) as of October 1, (i) RCG Latitude may have been deemed to beneficially own 7.57% of the outstanding shares of Common Stock, (ii) RCG PB may have been deemed to beneficially own 4.23% of the outstanding shares of Common Stock, and (iii) Ramius Advisors may have been deemed to beneficially own 4.23% of the outstanding shares of Common Stock and (iv) each of Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may have been deemed to beneficially own 11.20% of the outstanding shares of Common Stock, and (II) as of the date hereof, (i) RCG Latitude may be deemed to beneficially own 3.94% of the outstanding shares of Common Stock, (ii) RCG PB may be deemed to beneficially own 2.16% of the outstanding shares of Common Stock, (iii) Ramius Advisors may be deemed to beneficially own 2.16% of the outstanding shares of Common Stock and (iv) each of Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed to beneficially own 5.93% of the outstanding shares of Common Stock.

(c)  Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote:
             See Item 4(a) above.

      (ii)   Shared power to vote or to direct the vote:
             See Item 4(a) above.

     (iii)   Sole power to dispose or to direct the disposition of:

CUSIP No. 069827103                  13G                  Page 14 of 16 Pages
--------------------------------------------------------------------------------

             See Item 4(a) above.

      (iv)   Shared power to dispose or to direct the disposition of:
             See Item 4(a) above.

Item 5.  Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

      By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of October 16, 2007, by and among Ramius Capital Group, L.L.C., Ramius Advisors, LLC, RCG Latitude Master Fund, Ltd., RCG PB, Ltd., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon.

CUSIP No. 069827103                  13G                  Page 15 of 16 Pages
--------------------------------------------------------------------------------


SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 16, 2007


RAMIUS CAPITAL GROUP, L.L.C.                RCG LATITUDE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                      By: Ramius Capital Group, L.L.C.,
    as Managing Member                            Its Investment Advisor

                                            By: C4S & Co., L.L.C.,
                                                as Managing Member

RCG PB, LTD.                                C4S & CO., L.L.C.

By: Ramius Advisors, LLC
      Its Investment Advisor

By: Ramius Capital Group, L.L.C.,
      As Sole Member

By: C4S & Co., L.L.C.,
      as Managing Member

RAMIUS ADVISORS, LLC

By:  Ramius Capital Group, L.L.C.,
       As Sole Member

By:  C4S & Co., L.L.C.,
       as Managing Member

                                 By: /s/ JEFFREY M. SOLOMON
                                     ----------------------------
                                 Name:  Jeffrey M. Solomon
                                 Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
----------------------
By: Jeffrey M. Solomon
Individually and as Attorney-in-Fact
for each of Peter A. Cohen, Morgan B.
Stark and Thomas W. Strauss


The Power of Attorney executed by Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss, authorizing Jeffrey M. Solomon to sign and file this Schedule 13G on each person's behalf, which was filed with the Schedule 13G/A filed with the Securities and Exchange Commission on February 15, 2006 by such Reporting Persons with respect to the common stock of ANADIGICS, Inc., is hereby incorporated by reference.

CUSIP No. 069827103                  13G                  Page 16 of 16 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of October 16, 2007


RAMIUS CAPITAL GROUP, L.L.C.                RCG LATITUDE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                      By: Ramius Capital Group, L.L.C.,
    as Managing Member                            Its Investment Advisor

                                            By: C4S & Co., L.L.C.,
                                                as Managing Member

RCG PB, LTD.                                C4S & CO., L.L.C.

By: Ramius Advisors, LLC
      Its Investment Advisor

By: Ramius Capital Group, L.L.C.,
        As Sole Member

By: C4S & Co., L.L.C.,
    as Managing Member

RAMIUS ADVISORS, LLC

By: Ramius Capital Group, L.L.C.,
        As Sole Member

By:  C4S & Co., L.L.C.,
        as Managing Member

                               By: /s/ JEFFREY M. SOLOMON
                                   -----------------------------
                               Name:  Jeffrey M. Solomon
                               Title: Authorized Signatory
JEFFREY M. SOLOMON


/s/ Jeffrey M. Solomon
--------------------------
By: Jeffrey M. Solomon
Individually and as Attorney-in-Fact
for each of Peter A. Cohen, Morgan B.
Stark and Thomas W. Strauss